Exhibit 99.2

NLS Pharmaceutics Announces Compliance with Nasdaq Bid Price Requirement

Zürich, Switzerland, January 12, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) ("NLS" or the "Company"), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that it received a notification letter from the Nasdaq Listing Qualifications Staff of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has regained compliance with the Nasdaq's minimum bid price requirement.

On June 10, 2022, NLS was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive business days under Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A), and was given a 180-day extension, or until December 5, 2022 to regain compliance. On December 6, 2022, NLS received an additional written notice from the Nasdaq Staff that the bid price requirement was not met, that NLS was not eligible for a second 180-day extension and that the bid price issue provided a separate basis for delisting of the Company's common shares.

The letter NLS received from Nasdaq on January 10, 2023 noted that as of January 9, 2023, the Company evidenced a closing bid price of its common shares at or greater than the $1.00 per share minimum requirement for the last 10 consecutive business days, from December 20, 2022 through January 9, 2023. Nasdaq stated that accordingly, NLS has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

For additional information:

Marianne Lambertson (investors & media)

NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com

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